Report of Independent Accountants

To the Board of Directors of:

DBAB Cash Reserve Fund, Inc. Prime Series

DBAB Cash Reserve Fund, Inc. Treasury Series

DBAB Cash Reserve Fund, Inc. Tax Free Series

Flag Investors Emerging Growth Fund, Inc.

Flag Investors Equity Partners Fund, Inc.

Flag Investors Real Estate Securities Fund, Inc.

Flag Investors Communications Fund, Inc.

Flag Investors Value Builder Fund, Inc.

Flag Investors Short Intermediate Income Fund, Inc.

Flag Investors Growth Opportunity Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about DBAB Cash Reserve Fund, Inc. Prime Series, DBAB Cash Reserve Fund, Inc. Treasury Series, DBAB Cash Reserve Fund, Inc. Tax Free Series, Flag Investors Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Short Intermediate Income Fund, Inc., Flag Investors Growth Opportunity Fund, Inc.,(the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2001. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2001:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;
  Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York and The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Funds;
  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
  Reconciliation of all such securities to the books and records of the Funds and the Custodian;
  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records; and

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

July 26, 2001